UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant’s name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

TECHNICAL REPORT ON THE MINERAL RESOURCES ESTIMATE FOR THE DOLORES PROPERTY, MEXICO

PREPARED FOR MINEFINDERS CORPORATION LIMITED

2

TECHNICAL REPORT ON THE MINERAL RESOURCES ESTIMATE FOR THE DOLORES PROPERTY, MEXICO

PREPARED FOR MINEFINDERS CORPORATION LIMITED

Report for NI 43-101

Authors:

David W. Rennie, P. Eng.

Stewart Wallis, P. Geo.

November 16, 2004 ROSCOE POSTLE ASSOCIATES INC. Toronto, Ontario. Vancouver, B.C.

3

ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

SUMMARY
INTRODUCTION AND TERMS OF REFERENCE
DISCLAIMER
MEXICAN MINING LAW
PROPERTY DESCRIPTION AND LOCATION
ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
HISTORY
GEOLOGICAL SETTING
Regional Geology
Local Geology
Property Geology
DEPOSIT TYPES
MINERALIZATION
EXPLORATION
DRILLING
SAMPLING METHOD AND APPROACH
SAMPLE PREPARATION, ANALYSES AND SECURITY
QA/QC
Standards
Blanks
Duplicates
Discussion
DATA VERIFICATION
ADJACENT PROPERTIES
MINERAL PROCESSING AND METALLURGICAL TESTING
MINERAL RESOURCE ESTIMATES
SAMPLE DATABASE
COMPOSITING
CAPPING OF HIGH GRADES
GOLD EQUIVALENCE
GEOSTATISTICS

i

SOLID MODELS
BLOCK MODEL
GRADE ESTIMATION METHODOLOGY
BULK DENSITY
BLOCK MODEL VALIDATION
MINED-OUT VOLUMES
CLASSIFICATION
CUT-OFF GRADE
MINERAL RESOURCES REPORT
ENVIRONMENTAL CONSIDERATIONS
OTHER RELEVANT DATA AND INFORMATION
INTERPRETATION AND CONCLUSIONS
RECOMMENDATIONS
REFERENCES
SIGNATURE PAGE
CERTIFICATE OF QUALIFICATIONS
CERTIFICATE OF QUALIFICATIONS
APPENDIX 1
Histograms and Probability Plots
APPENDIX 2
Variograms
APPENDIX 3
Cutting Curve

ii

LIST OF TABLES

TABLE 1 – DOLORES PROPERTY CONCESSIONS
TABLE 3 – 2002 STANDARDS ASSAYS
TABLE 4 – METALLURGICAL RECOVERIES
TABLE 5 – OCTOBER 2004 MINERAL RESOURCES ESTIMATE
TABLE 6 – DRILL SAMPLE STATISTICS
TABLE 7 – COMPOSITE STATISTICS
TABLE 8 – COMPOSITE STATISTICS
TABLE 9 – BLOCK MODEL GEOMETRY
TABLE 10 – COMPARISON OF COMPOSITE AND BLOCK GRADES
TABLE 11 – OK VS ID5 MODEL
TABLE 12 – CUT-OFF GRADE ASSUMPTIONS
TABLE 13 – MINERAL RESOURCES ESTIMATE
TABLE 14 – MEASURED AND INDICATED MINERAL RESOURCES

LIST OF FIGURES

FIGURE 1 LOCATION MAP
FIGURE 2 PROPERTY MAP
FIGURE 3 REGIONAL GEOLOGY MAP
FIGURE 4 PROPERTY GEOLOGY
FIGURE 5 STRATIGRAPHIC COLUMN, DOLORES DISTRICT
FIGURE 6 TYPICAL CROSS SECTION
FIGURE 7 DRILL HOLE PLAN
FIGURE 8 SECTION 2675
FIGURE 9 LEVEL 1395

iii

SUMMARY

Roscoe Postle Associates Inc. (RPA) was requested by Minefinders Corporation Ltd, (Minefinders) to audit the in-house Mineral Resources Estimate on the Dolores Property and prepare an Independent Technical Report compliant with National Instrument 43-101 (NI 43-101). Mr. Stewart Wallis, P. Geo., a Consulting Geologist employed by RPA, carried out a site visit on March 25 and 26, 2003.

The property, located in the Sierra Madre Occidental Range in the State of Chihuahua, northern Mexico, is held by Compania Minera Dolores S.A. de C.V., a wholly owned subsidiary of Minefinders, which executed an agreement with Liebano Suaenz Ortiz in 1995 to acquire seven concessions totalling 1,920 hectares (ha). Two additional concessions were staked later by Minefinders bring the total area held to 27,700 ha. The property is reached by 90 kilometres (km) of very poor gravel and dirt logging roads leading from the town of Madera, 320 km west of Chihuahua on Highway #15.

In 1915 a 25-stamp mill at Dolores started processing the ores in 1915 and incomplete records indicate that total production from 1922 to 1931 amounted to 372,000 tons containing 117,000 ounces of gold and 6.7 million ounces of silver. Minefinders began acquiring the ground in 1993 and initiated preliminary mapping and sampling to evaluate the property. Since 1995 the property has undergone significant exploration and work has included more than 16,000 surface and underground rock chip samples, detailed geological mapping, Induced Polarization, resistivity, and magnetic surveys. The drilling database, at the time of writing, contained data for 218 RC (41,704 m) and 347 diamond drill holes (95,366 m), for a total of 137,070 m.

The property is located within the Sierra Madre Occidental and the regional geology is dominated by caldera related, large-volume rhyolitic ash flow tuffs of Oligocene age (35 to 27 m.y.), known as the Upper volcanic series. The Upper series unconformably overlie rocks of the slightly older Lower volcanic series that are primarily of andesitic composition with interlayered felsic ash flow deposits that formed from 46 to 35 m.y. ago. A variety of intrusives formed coeval with the Lower volcanic series.

Gold and silver mineralization has been identified over a vertical distance of 550 m within a mineralized zone with a surface area of greater than 4,000 m by 1,000 m. Mineralization is related to a series of N30W trending structures, dipping -60O to-80O West. The higher-grade mineralization is associated with hydrothermal breccias along the structures. Lower grade mineralization forms a halo around the high-grade zones.

The most recent metallurgical testwork has been carried out in conjunction with the ongoing feasibility study. Present plans call for a combined flotation and heap leach recovery process. Depending on ore-type, recoveries for the flotation process are estimated to average 90% to 93% for Au and 82% to 94% for Ag. Similarly, recoveries for the heap leach are estimated to be 59% to 78% for Au and 45% to 79% for Ag.

RPA reviewed the sampling and core logging procedures in use by Minefinders and in RPA’s opinion sampling procedures and core logging are being carried out according to standard industry practices. Minefinders has a QA/QC protocol that includes the addition of standards and blanks to the assay stream. RPA considers the QA/QC protocols employed on the Dolores Project to be sufficiently rigorous to ensure that the sample data can be used in Mineral Resource estimation. RPA carried out a series of checks on the database and in RPA’s opinion, the database for the Dolores project is appropriate for use in Mineral Resource estimation.

In October 2004, Minefinders completed a Mineral Resource estimate for the Dolores deposit. The estimate was carried out using a block model constrained by 3D wireframe models constructed with Gemcom software. Block grade estimation was performed using inverse distance to the fifth power weighting (ID5). Composites were capped to 30 g/t Au and 1,000 g/t Ag prior to grade estimation. Average density used for tonnage estimation was 2.55 t/m(3). For the purpose of geological modeling and application of a cut-off grade, Au and Ag grades were rendered into a Au equivalent grade (AuEq)

calculated at a Au:Ag ratio of 1:75 based on prices of $300 per ounce of gold and $5.00 per ounce of silver and metallurgical recoveries of 87.5% for gold and 75% for silver. In RPA’s opinion, the 75:1 Ag:Au ratio is somewhat conservative, and could be refined since prices have changed and up-to-date metallurgical recoveries are available.

Solids models based on AuEq grade and geological mapping were constructed in Gemcom and used to constrain the grade estimation. Two sets of solids were generated: one for the high-grade mineralization, and the other representing a lower grade halo around the high-grade zones. Nominal cut-offs of 0.2 g/t AuEq for the low-grade zones and 1.0 g/t AuEq for the high-grade zones were used. Grade was interpolated into the blocks using inverse distance to the fifth power weighting (ID5). The maximum search distances as determined by variograms were 150 m in the strike direction (1500), 120 m up and down dip, and 60 m across strike. Searches were limited to a minimum of 3 and maximum of 12 composites for each block, and maximum of 2 composites from any one drillhole.

RPA re-estimated the block grades using Ordinary Kriging (OK) as a check of the interpolation method. In RPA’s opinion, the ID5 block model provides a reasonable estimate of Mineral Resources at Dolores.

The criterion used for applying the classification was the anisotropic distance to the nearest composite. Blocks within 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 m and 35 m from a composite, while Inferred blocks are between 35 m and 90 m from the nearest composite.

In RPA’s opinion, the classification of the Mineral Resources was done in an appropriate fashion using reasonable parameters.

At an 0.3 g/t AuEq cut-off, the Measured and Indicated Mineral Resources estimate totals 101.1 million t grading 0.84 g/t Au and 40.8 g/t Ag, with an additional 28.1 million t grading 0.77 g/t Au and 28.0 g/t Ag in the Inferred category.

RPA is of the opinion that the above stated Mineral Resource estimate meets the definitions of Measured, Indicated and Inferred Mineral Resources as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM Council on August 20, 2000.

INTRODUCTION AND TERMS OF REFERENCE

Roscoe Postle Associates Inc. (RPA) has been requested by Minefinders Corporation Ltd, (Minefinders) to prepare an Independent Technical Report compliant with NI 43-101 on the Dolores Property. RPA understands that this report will be filed with the TSE and the Ontario Securities in support of the statement of Mineral Resources on the Dolores Property.

Mr. Stewart Wallis, P. Geo., a Consulting Geologist employed by RPA, carried out a site visit on March 25 and 26, 2003. Samples were not taken for assay as numerous other Qualified Persons have visited the property and it has a documented history of gold production. Discussions were held on site and in the Reno office with Bill Overbay, Project Manager and Tench Page, VP Exploration, and other geological staff. The various maps and technical reports provided by Minefinders, in addition to the public documents that were reviewed, are listed in the Reference section.

Currencies are United States Dollars unless otherwise stated. Measurements are Metric. Standard abbreviations are used, such as silver (Ag), and gold (Au), manganese oxide (MnO), metre (m), kilometre (km). Grades of silver and gold are expressed in grams of silver or gold per metric tonne (g/t Ag, g/t Au), or parts per billion (ppb), parts per million (ppm). AuEq is gold equivalent calculated at a Au:Ag ratio of 1:75 based on prices of $300 per ounce of gold and $5.00 per ounce of silver and metallurgical recoveries of 87.5% for gold and 75% for silver.

DISCLAIMER

This report has been prepared by RPA for Minefinders. The information, conclusions, opinions, and estimates contained herein are based upon:

•                  Information available to RPA at the time of preparation of this report,

•                  Assumptions, conditions, and qualifications as set forth in this report, and,

•                  Data, reports, and opinions supplied by Minefinders and other third party sources listed as references.

RPA relied on Minefinders for information regarding the current status of legal title, property agreements, corporate structure, and any outstanding environmental orders.

MEXICAN MINING LAW

Only Mexican Nationals or Mexican incorporated companies may hold concessions, although there are no restrictions on foreign ownership of such companies. Concessions are acquired by locating and erecting a principal monument and having the concession located by an official surveyor. All concessions must be registered with the Public Registry of Mining. There are two types of Concessions, Exploration and Exploitation. An Exploration Concession remains valid for up to 6 years so long as work is performed on the ground, assessment reports are filed in May and the taxes, based on the area and age of the concession, are paid in advance in January and July of each year. Properties less than 1,000 ha in size do not require annual work commitments. At any time, the Exploration Concession may be converted to an Exploitation Concession that is valid for 50 years and can be renewed. Taxes are higher on an Exploitation Concession.

The surface rights are owned either by private persons or ejidos, the local village. Compensation on a yearly basis is usually required to carry out any extensive work programs and the landholders must also be compensated should the land be required for development.

PROPERTY DESCRIPTION AND LOCATION

The property is located in the Sierra Madre Occidental Range in the State of Chihuahua, northern Mexico at Latitude 29ON, Longitude 108O 32’W. The project is located 250 km west of the city of Chihuahua (Figure 1).

The property is held by Compania Minera Dolores S.A. de C.V., a wholly owned subsidiary of Minefinders which executed an agreement with Liebano Suaenz Ortiz in 1995 to acquire seven concessions totalling 1,920 ha. Minefinders can earn a 100% interest in the property by paying a total of $1.5 million in cash at the rate of $25,000 per quarter. Through December 2003, Minefinders has paid a total of $1,067,000. A Net smelter Return (NSR) of 2% on silver and gold production is payable to the owner with an additional 1.25% of the Au only payable to another party. Two additional concessions were staked later by Minefinders.

On December 2, 1996, Minefinders granted Echo Bay Mines Ltd. (Echo Bay) an option to earn a 60% interest in the Dolores Property by participating in a financing and funding the first US$ 4.0 million in expenditures for a bankable feasibility study. In October 1997, Minefinders bought-out the Echo Bay interest to own the property outright subject to the underlying agreement.

The nine concessions are shown on Figure 2 and listed in Table 1. Taxes paid in January 2004 for six months, amounted to 526,260 Pesos ($46,000). All the concessions have been converted to exploitation status. Minefinders reports that surface right agreements have been negotiated with Ejido Huizopa and certain individual members of the Ejido to allow access and the right to carry out exploration activities up to and including all mining operations.

TABLE 1 - DOLORES PROPERTY CONCESSIONS

Minefinders Corporation Ltd. Dolores Project

Concession	Title No.	Area (ha)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Real Cananea	184981	394	December 12, 2039
Real Cananea Uno	184982	180	December 12, 2039
San Judas Tadeo	184983	1150	December 12, 2039
Aalma Maria	1191728	6	December 18, 2041
Ampliacion Real Cananea	184984	350	December 12, 2039
Ampliacion Real Cananea Uno	184985	360	December 12, 2039
Ampliacion Real Cananea Dos	184986	480	December 12, 2039
Dolores	221593	22,914	March 3, 2054
Total		27,700

N
730000mE
740000mE
3220000mN
3210000mN
3200000mN
Concessions Inside Dolores
Silvia T-201857
Ampl. Real Cananea T-184984
San Judas Tadeo T-184983
Real Cananea Uno T-184982
Real Cananea Dos T-184986
Real Cananea T-184981
Ampl. Real Cananea Uno T-184985
Total of 4785.576 Has.
Dolores
PPD Dolores
PPD Huizopa
3,200,616.295 mN
734,873.040 mE
LEGEND
Dolores resource area
Surface Gold Anomaly
Concessions under option
Minefinder concessions
0
2 km
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Concession Map
Figure 2
Roscoe Postle Associates Inc. , Nov. 2004

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is reached by 90 km of very poor gravel and dirt logging roads leading from the town of Madera, 320 km west of Chihuahua on Highway #15. Narrow winding dirt roads provide access throughout the area. Access to the property can also be achieved by light aircraft landing on a dirt strip located about 8 km from the mine site. A new route has been identified that leaves the Chihuahua-Hermosillo main highway and will require 6 km of new road to hook-up with an existing 85 km road that can be upgraded with minimum amount of construction.

The climate is typical of the Sierra Madre with an average temperature of 18O C, with lows of -10O C and highs of 45O C. Precipitation averages 250 mm, most of it occurring during the period July to September. Snowfall is common in December and January but does not remain for long on the ground. Vegetation is typical of the foothills of the Sierra Madre and includes thorny plants, cacti, with oak and pine forests at the higher elevations.

The local economy consists of logging, ranching and subsistence farming. Unskilled workers may be found in the nearby small villagers but mine workers will have to come from Chihuahua, which is the main supply point in the state, or from Hermosillo, 250 miles to the west. Water is available from a small local reservoir, the underground workings and Rio Tutuaca. Additional water rights will be required for the mine. A power line or diesel generated power will be required for production facilities.

The topography is rugged with elevations ranging from 1200 m to 2,000 m. Erosion has resulted in deep V-shaped drainage valleys.

HISTORY

Placer mining is reported to have commenced in the 1860’s and by 1898 lode mining had commenced. A 25-stamp mill at Dolores started processing the ores in 1915 by pulverizing and recovering the gold and silver by cyanidation and zinc precipitation through 1929 when the mill was destroyed by fire. Only sporadic high-grade production has been reported since then. Incomplete records indicate that total production from 1922 to 1931 amounted to 372,000 tons containing 117,000 ounces of gold and 6.7 million ounces of silver. In 1980 Consejo de Reccursos y Minerales sampled many of the accessible underground workings. The property remained essentially idle until Minefinders began acquiring the ground in 1993 and commenced drilling in 1996.

Previous independent resource estimates have been carried out by Humbolt Mining Services in August 1997 and by MRDI Canada in June 1998 as part of a Scoping Study. The earlier estimates are presented for historical purposes only as they were completed prior to the implementation of NI 43-101. In August 2002, Pincock Allen & Holt audited the then current resource estimate and considered it to be compliant with NI 43-101 and the CIM definitions of Mineral Resources. The previous historical estimates are listed in Table 2.

TABLE 2 - HISTORICAL RESOURCE ESTIMATES

Minefinders Resources Ltd. Dolores Project

Company	Date	Resource Category	Tonnes 0	Au g/t	Ag g/t	AuEq g/t
Humbolt	Aug. 1997	unclassified	27.8	1.3	47.3
MRDI 0.5 g/t	Jun-98	indicated	30.2	0.852	41.3	1.40
AuEq cut-off		inferred	30.7	0.805	46.8	1.43
PAH audit	Aug-02	measured	21.5	1.107	57.8	2.07
0.5 g/t AuEq cut-off		indicated	28.6	0.993	63.1	2.05
		inferred	28.1	0.919	52.8	1.80
Minefinders	Aug-04	measured and indicated	93.6	0.866	41	1.41
0.3 g/t AuEq cut-off **		indicated	27.3	0.801	27.5	1.17

** AuEq calculated at a 60:1 Ag:Au ratio

GEOLOGICAL SETTING

REGIONAL GEOLOGY

The following description of the regional geology is taken from Overbay et al, 2001.

The Sierra Madre Occidental (Figure 3), is a 1,200 km by 300 km northwest-trending mountain range, dominated by an elongate, northwest-trending volcanic plateau located within a very broad anticlinal uplift. Regional geology is dominated by caldera related, large-volume rhyolitic ash flow tuffs of Oligocene age (35 to 27 m.y.), known as the Upper volcanic series. These volcanic rocks are generally calc-alkalic rhyolitic ignimbrites with subordinate andesite, dacite, and basalt, with a cumulative thickness of up to 1,000 meters.

The Upper series unconformably overlie rocks of the slightly older Lower volcanic series that are primarily of andesitic composition with interlayered felsic ash flow deposits that formed from 46 to 35 m.y. ago.

Deposition of the Lower volcanic series was accompanied by emplacement of hornblende-bearing quartz diorite and granodiorite batholiths and smaller intrusive bodies.

Thin basalt to rhyodacite flows of late Miocene and younger age form caps on many of the plateaus in the region. The Baucarít Formation, a conglomeratic, basin fill sedimentary unit intercalated with several thin basalt flows, was deposited during the Pliocene and Pleistocene.

The oldest structural episode is related to the Laramide Orogeny, which produced east-striking, steeply dipping, normal strike-slip faults. Later extension forces resulted in development of N-S to N30W striking, subvertical, dip-slip normal faults of regional extent which produced a series of parallel to sub parallel west-dipping slips with only limited horizontal displacement. Following these two events, NW-trending extensional forces resulted in development of N60E oriented normal faults. Structures developed in the Dolores area are believed to be the controlling features of a series of NNW-trending andesite to latite intrusives. Zones of permeability associated with these faults and intrusive contacts formed conduits for the ascending mineralizing hydrothermal fluids.

N
108° 30'
108° 00'
29° 30'
29° 00'
Kilometres
0
5
10
GUAYNOPA
LAS VARAS
P. DEL TORO
PRESON DEL TORO
NICOLAS BRAV
NUEVA MADERA
MADERA
LA CONCHA
TRES OJITOS
YEPO
DOLORES
TEMOSACHIC
HUIZOPA
SONORA
DOLORES PROJECT
108° 30'
108° 00'

LEGEND

Quaternary	Qal	Alluvial Deposits
	TQb	Basalt & interbedded sediments
	Tsc	Tectonic deposits
Tertiary	Tmv	Rhyolite & Dacites
	Tiv	Volcanics & Volcaniclastics
	Tigi	Intrusive granitic rocks
Cretaceous	Kim	Calcareous Marine Sediments Chihuahua Group
	Kiv	Andesitic volcanic / sedimentary sequence

Geological Contact

Normal Fault

Fracture Zone

Town

Mine / Showing

Road

Secondary Road

Railway

Creek / River

Minefinders Corporation Ltd.

Dolores Project

MEXICO

Regional Geology

Figure 3

Roscoe Postle Associates Inc. , Nov. 2004

LOCAL GEOLOGY

The Dolores Project is underlain by the two main volcanic groups: the Lower volcanic series, consisting of gently tilted, intermediate composition flows, flow breccias, and tuffaceous rocks with a minimum thickness of 500 m, that are conformably overlain by 100 m to 200 m of felsic latite volcaniclastic breccias.

These are in turn overlain by the Upper volcanic series, which is a near flat-lying volcaniclastic assemblage of primarily felsic eruptive ignimbrites and tuffs.

As shown in Figure 6, the Upper volcanic series and Lower volcanic series are separated by an unconformity represented by a distinctive multilithic, poorly consolidated rubble zone of probable colluvial origin. This erosional surface formed after the formation of a NNW-trending anticlinal uplift. Subsequent erosion formed a window exposing mineralized rocks of the Lower volcanic series in the Dolores district.

A variety of intrusives formed coeval with the Lower volcanic series. Anastomosing dikes of latite composition are the most common intrusives of the area, but granodiorite to rhyolite dikes, latite sills, a small diorite plug, and larger andesite to latite porphyry intrusives have been observed.

PROPERTY GEOLOGY

The Tertiary Upper volcanic series consists of felsic ignimbrites, volcanic breccias, tuffs and flows. Individual felsic units vary from stratified poorly lithified unsorted tuffs to strongly welded volcaniclastic rocks with zones of interlayered tuffaceous conglomerate and breccia. All the units exposed are unsorted and range from unstratified to stratified with monolithic to multilithic compositions.

The Tertiary lower volcanic series forms a more varied package of volcanic rocks. The exposed rocks include a light-coloured coarse lithic lapilli tuff with fragments contained within a non-welded matrix, and latite flow rocks of a porphyritic character with phenocrysts of K-spar and plagioclase.

N
LEGEND
PRIMARY LITHOLOGY
Post-Mineral Volcanics
Latite Pyroclastics
Breccia Pipe
Latite Intrusives
Diorite Intrusive
Andesite Volcanics
ALTERATION TYPES
Brecciation
Silicification
Argylization
AREA OF MAIN DRILLING
0
500m
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Property Geology
Figure 4
Roscoe Postle Associates Inc., Nov. 2004

Schematic Section Looking N30°W
Elevation (m)
1700
1600
1500
1400
1300
Lower Sequence:
Latite Tuff &
Volcaniclastics
Current
Maximum
Drilling
Depth
Lower
Sequence:
Andesite
Volcanics
w/ Latite
Dikes
Disseminated &
Stockwork Zone:
Up to 5 g/t Au,
100 g/t Ag
Hydrothermal
breccias &
Stockwork
Up to 70 g/t Au,
Bonanza Grade
Feeders
Up to 200 g/t Au,
5 kg/t Ag

Minefinders Corporation Ltd.
Dolores Project
MEXICO
Schematic Section
Figure 5
Roscoe Postle Associates Inc. , Nov. 2004

Voluminous intermediate volcanic rocks containing phenocrysts of plagioclase, biotite, and pyroxene in a fine-grained to aphanitic matrix comprise the lowermost section of the Lower volcanic series. Occurring locally within the intermediate volcanic rocks are andesitic breccias, varying from dark grey to maroon, composed of well indurated andesite fragments contained within an andesitic matrix.

Intrusives in the Upper volcanic series are limited in extent, with only the occasional dike being found. These dikes are either basaltic to andesitic, or dacitic to rhyolitic, generally strike N-S, are near vertical, and are narrow isolated occurrences.

A wide range of breccia dikes of both intrusive and hydrothermal origins occur locally within the district. Fine-grained felsic to intermediate latite to andesite northwest-trending porphyry dikes varying in color from tan to pinkish to green occur extensively within the district. It is difficult to distinguish between intrusive and extrusive latite, and latite sills may be indistinguishable from true latite extrusive flows. Porphyry intrusive rocks coalesce into larger domal intrusives

A plug of intrusive diorite to quartz diorite that is more than 400 m in diameter occurs at the south end of the mineralized zone.

The dominant structural features are regional, sub-parallel, NNW trending, sub-vertical faults. Structures of this set can be generally subdivided into two categories: structures oriented from N50W to N20W which dip moderately westward from 65O to

75O to the west, and N to N20W steeply-dipping structures that range from 80O to the west to very steeply east-dipping.

Diatreme latite breccias formed by gaseous explosions have been identified at higher elevation within the Central Dome. Hydrothermal breccias are localized in areas where structures acted as feeders to the mineralizing fluids. Breccias identified as phreatic are described from the southern part of the mineralized zone where the matrix consists of a stockwork of silica or chalcedony veins.

Alteration mapped on the property includes silicification and adularitization, commonly including pyrite and sericite associated with the mineralization. Lower grade alteration includes propylitic alteration associated with structural zones and argillic alteration occurring as thin selvages along the mineralized feeders. Propylitic alteration of the andesites is a regional pre-mineralizing feature.

Baucarít
Upper Volcanic Series
Lower Volcanic Series
DISCONFORMITY
UNCONFORMITY
~1 m.y.
~5 m.y.
~22 m.y.
~27 m.y.
~35 m.y.
~46 m.y.
Baucarít Formation:
Conglomeratic Basin Fill material with Basalt flow interbeds
Basalt Flows
intercalated with felsic ash and tuff
Upper Volcanic Series:
Felsic Volcaniclastics & Flows: Latitic to Rhyolitic Ignimbrites, Variable from welded to non-welded
Lower Volcanic Series:
Non-welded Latite Tuff Breccias & Flows
Andesitic Volcanics
Latite Intrusive
Dikes Sills & Domes
Andesite Porphyry Intrusive
Primarily Dikes
Gradational contacts with Latite Intrusive
Diorite Intrusive

Minefinders Corporation Ltd.
Dolores Project
MEXICO
Stratigraphic Column
Figure 6
Roscoe Postle Associates Inc. , Nov. 2004

DEPOSIT TYPES

Mineralization at Dolores occurs as a series of replacements, stockworks and hydrothermal breccias typical of other low-sulphidation deposits found in the Sierra Madres and elsewhere in the world. These deposits form in predominantly felsic subaerial volcanic complexes in extensional and strike-slip structural regimes. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression.

MINERALIZATION

Gold and silver mineralization has been identified over a vertical distance of 550 m within a mineralized zone with a surface area of greater than 4,000 m by 1,000 m. Mineralization is related to a series of N30W trending structures, dipping -60O to-80O West. The higher-grade mineralization is associated with hydrothermal breccias along the structures. Lower grade mineralization forms a halo around the high-grade zones.

Mineralization at depth occurs in 5 m to 10 m siliceous stockwork zones commonly along intrusive contacts. Grades can range from 110 to 30 g/t Au and 300 to >1,000 g/t Ag. The gold and silver mineralization is found as native gold and silver, electrum, silver sulphides and sulphosalts, accompanied by quartz, adularia, sericite, and pyrite.

Higher in the system, the mineralized feeders widen into breccia with drusy cavities, comb structures and chalcedonic banding. Strong hydrothermal brecciation is common and pervasive silicification associated with the breccias and stockworks correlates with the high-grade mineralization with lower grade material between the feeders.

The upper extent of the mineralization occurs within a few tens of metres of the contact of the andesites with the overlying latite tuffs although alteration in the form of silicification extends laterally for several hundreds of metres along and above the contact.

Mercury, antimony and arsenic are anomalous throughout the alteration zone that locally contains anomalous, 40 to 100 ppb, gold.

A 20 m to 60 m wide breccia pipe defined over a 400 m strike length to a depth of greater than 500 m contains higher-grade mineralization and is believed to represent a feeder structure.

Oxidation is variable throughout the deposit and has been noted to the depth of drilling within the fracture zones. The deposit can be classified as mixed oxide/sulphide with increasing sulphide content at depth.

EXPLORATION

During 1993 and 1994 Minefinders initiated preliminary mapping and sampling to evaluate the property. Since 1995 the property has undergone significant exploration and work has included more than 16,000 surface and underground rock chip samples. Detailed geological mapping covered six km(2) and reconnaissance-level mapping and sampling were expanded over an additional 12 km(2). Geophysical surveys included 14.9 km of Induced Polarization, resistivity, and magnetic surveys. The results of these surveys were not made available to RPA and are not considered material to the resource estimates.

DRILLING

Between 1996 and 2001 Minefinders completed more than 61,000 m of drilling that include both core and reverse circulation (RC). Since initiating the current program in July 2002, additional drilling as of December 2003 brought the total to 510 holes totalling more than 115,000 m. Further drilling in 2004 brings the current total as of June 1 to a total of 296 core holes and 218 RC holes totalling 124,000 m (see Figure 7). The drilling database, at the time of writing, contains data for 218 RC (41,704 m) and 347 diamond drill holes (95,366 m), totalling 137,070 m. This total includes two lost holes, six holes drilled as water wells or for geotechnical purposes, three twin holes, and 54 holes that tested outlying targets beyond the resource area.

All 2002-2004 RC holes have been surveyed down hole by Minefinders personnel using a single-shot Tropari Instrument. Core holes are surveyed at the time of drilling by the drill crews using a single-shot camera tool, either Ausmin or Sperry-sun with surveys taken every 25 m to 30 m.

Minefinders personnel report that two RC Holes twinned by core (R30, twinned by D301 and R33, twinned by D36) and two core holes for which assay reliability is suspect (D169, twinned by D302 and D168, replaced by D168B with new assay data) were removed from the database.

SAMPLING METHOD AND APPROACH

RC drill samples are taken every 1.52 m (5 feet). If drilled with water, flocculent is added and the sample is allowed to sit to settle the fines. Two 10 kg to 30 kg samples are collected with one sent for assay and one kept on site for reference. Chips from the sample are put into plastic chip trays, logged, and stored on site.

Diamond drill core is logged, photographed and sampled in a secure building. Sampling length is variable as it is based on lithology and mineralization but is nominally 2 m in length. The core is split by a core splitter with one-half retained for reference.

Most of the accessible underground workings have been sampled. Workings parallel to the structural trend of the deposit, 330O, were sampled with a continuous chip sample across the back at 5 m intervals. Sample lengths average 2 m but occasionally up to 4 m in length. All other workings were sampled continuously along the ribs with 2 m lengths.

Over 13,000 surface rock samples have been taken, with 9,882 as continuous 5 m samples along road cuts or lines perpendicular to the deposit trend. These samples have been used to project mineralized envelopes to surface but not to interpolate grade into blocks.

In RPA’s opinion sampling procedures and core logging are being carried out according to standard industry practices.

Minefinders Corporation Ltd.
Dolores Project
MEXICO
Drill Hole Locations
Figure 7
Roscoe Postle Associates Inc. , Nov. 2004
N
0
250m
53500.00 Y
53000.00 Y
52500.00 Y
52000.00 Y
51500.00 Y
49500.00 X
50000.00 X
50500.00 X
51000.00 X

SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples for analyses are picked up at the drill camp by the laboratory: Bondar-Clegg, ALS Chemex Laboratories (Chemex) or Inspectorate and, depending on the laboratory, driven to either Chihuahua, Durango or Hermosillo to undergo crushing and pulverizing. Following sample preparation, the pulps were flown to either Reno or Vancouver for analysis.

For all rock samples, RC and core samples the samples are pulverized. Using a 1 kg pulp, gold is determined by standard one-assay ton fire assay methods using atomic absorption (AA) finish. Silver analyses were determined by AA methods following multi-acid digestion. Samples > 1,000 ppb Au or >100 g/t Ag are rerun with another split from the original pulp using fire assay methods with gravimetric finish

During 2001, Minefinders discovered that silver grades may have been underreported by the aqua-regia digestion method due to the presence of silver halides. After initial check assays using multi-acid digestion techniques indicated an increase in silver assays, Minefinders undertook an extensive reanalysis program of previous samples. About 8,880 samples were reanalysed based on those samples that were runs of >10 g/t Ag or >5 g/t Ag associated with significant gold. New splits were taken from previously prepared pulps. It was found that the oxidized material returned a significant increase in silver grades (58.8%), with a 22% increase for mixed oxide-sulphide samples and 19.2% increase for sulphide samples (PAH 2002). PAH also noted the samples analysed fire assays showed good correlation with the multi-acid results.

For the purpose of compositing the Ag samples for the resource estimation, the gravimetric data is used first, then multi-acid digestion and then aqua-regia, if neither of the two other methods is available. For Au, the AA is used first, and gravimetric assays for any samples greater than 10 g/t.

QA/QC

STANDARDS

One of every 25 samples is a standard consisting of one of three standards prepared in 1997 from Dolores mineralized material. Minefinders personnel review the standards assays as they are received and flag any that are outside of acceptable limits. When necessary, individual or entire batches of samples are rerun. Up to late 2002, three standards, D1, D2, and D3, representing three different grade ranges, were prepared by Minefinders and used at Dolores. The grade specifications for the three D-standards are shown in Table 3. In 2002, the in-house standards were discarded in favour of commercially prepared standards in order to provide a more consistent basis for comparison.

In 2002, PAH conducted an analysis of standards assays for the period 1997-2000 and concluded that the results were within acceptable limits. However, it was noted that there were a number of out-of-spec results that appeared to be due to, in part, to mislabelling of the standard material. This is not a lab concern, but rather an error that would have occurred in the field. PAH stated that there was “room for improvement in handling of standards at Dolores”. PAH further recommended that Ag analyses be included in the standards assay protocols and RPA notes that this has been done.

RPA reviewed Minefinders’ records for standards assays for the period 2000 to 2003 and confirms that, for the most part, they are within acceptable limits. A detailed analysis of the standards results for 2002 was carried out and the results of this analysis are presented below in Table 3. Standards were run at two labs, Inspectorate and Chemex. The mean value and Minefinders’ accepted upper and lower limits are included in Table 3 for comparison. The upper and lower limits tend to be in the order of ±20%, which in RPA’s opinion is reasonable.

RPA notes that there are a significant number of out-of-spec assays but that the errors appear to be unbiased. In terms of the number of out-of-spec assays, Inspectorate appears to have marginally out-performed Chemex. Of the standards assays that were above or below acceptable limits, very few appeared to be the result of  mislabelling, so it would appear that Minefinders personnel have responded to PAH’s recommendations.

In RPA’s opinion, Minefinders’ protocol for treatment of standards assays conforms to accepted industry practice.

TABLE 3 — 2002 STANDARDS ASSAYS

MINEFINDERS CORPORATION LTD. DOLORES PROJECT

		Standard Limits		Inspectorate		Chemex
		Au (ppb)	Ag (ppm)	Au (ppb)	Ag (ppm)	Au (ppb)	Ag (ppm)
D1	Mean	408	7.5	396.5	7.4	399.1	7.8
	St Dev			67.0	1.2	100.8	2.0
	Max	486	8.5	738.0	16.5	1585.0	23.0
	Min	294	6.5	3.0	0.1	15.0	1.0
	Number			166	166	79	79
	Num >limit			9	8	9	10
	Num <limit			3	13	2	2
	Num OOS			12	21	11	12
	%OOS			7.2%	12.7%	13.9%	15.2%

D2	Mean	942	21.0	933.6	20.3	940.1	22.0
	St Dev			160.4	3.6	190.7	6.4
	Max	1200	25.9	1474.0	41.4	1585.0	51.0
	Min	660	16.0	398.0	9.0	705.0	15.5
	Number			135	135	85	85
	Num >limit			10	7	10	9
	Num <limit			2	4	0	1
	Num OOS			12	11	10	10
	% OOS			8.9%	8.1%	11.8%	11.8%

D3	Mean	1713	49.9	1782.3	47.3	1952.9	50.7
	St Dev			226.6	14.9	627.3	13.5
	Max	2200	64.0	2310.0	62.0	5100.0	96.0
	Min	1320	35.8	1607.0	20.5	1275.0	34.0
	Number			12	12	35	35
	Num >limit			1	0	5	3
	Num <limit			0	5	1	2
	Num OOS			1	5	6	5
	% OOS			8.3%	41.7%	17.1%	14.3%

Note OOS is “out-of spec”

BLANKS

Over the course of several years of exploration drilling, blanks were usually routinely submitted with the field samples, and are presently submitted as part of the QA/QC protocol. This blank material was generally made up from overburden from the upper portion of the holes. Blanks are also entered into the sample stream at the labs. Minefinders personnel monitor the blank assays and if unexpected results are returned, request reruns of individual assays or entire batches. RPA reviewed blank data collected through the first half of 2003 and did not find any results that caused concern.

DUPLICATES

Duplicate samples are not routinely run but all samples over 1.0 g/t Au are re-run from a new split of the pulp using fire assay with a gravimetric finish. The lab prepares and runs pulp duplicates with every batch.

RPA inspected two suites of lab duplicate assay results from 2002-2004 comprising paired Au and Ag analyses run using AA, fire assay with gravimetric finish, or ICP methods. The first set of data was take from 2002 and the first half of 2003, while the second set was taken in the latter portion of 2003 and early 2004.

For the first data set, the Ag duplicates are routinely within acceptable limits but a very large proportion of the data are low grade. Of the assay pairs above 25 g/t Ag, only two differ by more than 10%. Assay scatter for Au, as is usually the case, is significantly greater than for Ag but still within acceptable limits. Of the total of 431 Au pairs, 87% were observed to differ by less than 25% of the pair mean. The Au assay values also tend to be quite low, as only 71 pairs average above 0.5 g/t Au. Of these 71 pairs, 15 (or approximately 21%) of the pairs differ by more than 25% of the mean of the pair. Seven of these “high-grade” pairs differ by more than 50%. In RPA’s opinion, this is a relatively high degree of scatter for assays from the same pulp, although it is not unusual for a deposit of this type. The duplicate results indicate that a high degree of close-range variability should be expected and this will impact the confidence level of block grade estimates. In RPA’s opinion, this is typical of deposits similar to Dolores.

The second data set comprises 318 Ag pairs and 385 Au pairs and displays somewhat less scatter than the 2002-2003 data. A total of just over 80% of Ag pairs differ by 10% or less. Of the pairs that differ by more than 10%, only one is a pair for which the mean grade was greater than 20 g/t Ag. For Au, 44 pairs average over 0.5 g/t Au and of these, only 3 differ by more than 25%.

Differences between pairs of assays for both datasets were observed to be unbiased.

Inter-laboratory checks were carried out during the silver re-assay program and the results are reported to be within acceptable limits (PAH 2002).

DISCUSSION

In RPA’s opinion, a complete QA/QC programme should encompass routine addition of blanks, standards, and duplicates (BSD’s) into the sample stream both at the lab as well as in the field. It should also include periodic checks using another laboratory. Ideally, the field BSD’s should be “blind”, in that they should be indistinguishable from the usual run of samples. It is noted that Minefinders’ present protocol includes the routine addition of blanks and standards in the field but does not include routine re-assay of duplicates, either at the principal lab or at another independent lab. As noted above, however, duplicate assays are requested for higher-grade Au results. In RPA’s opinion, Minefinders personnel apply a reasonable degree of vigilance in monitoring of the sample results. RPA considers the QA/QC protocols employed on the Dolores Project to be rigorous enough to ensure that the sample data is appropriate for use in Mineral Resource estimation.

DATA VERIFICATION

Sample data is compiled and stored in a Gemcom database. At the time of writing, the database contained records for 565 drillholes (76,217 samples), 28 underground channels (532 samples), and 213 surface chip sample lines (9,439 samples). Data capture of lithological information is done manually, while assay data is downloaded directly from digital lab reports, compiled into spreadsheets and then imported to Gemcom.

In June 2003, RPA conducted a comparison of a portion of the Gemcom database with the drill logs and original assay reports to check for errors or inconsistencies. Records and logs for a total of 41 out of 514 holes were checked and no major errors were discovered. Some minor errors of were found: usually incorrectly entered integer codes for relatively non-critical fields. None of the errors found would have had an effect on the Mineral Resources estimate.

RPA checked the Gemcom database against the original assay reports for some of the more recent 2002-2003 drilling. A total of 15,101 diamond drill samples and 6,049 RC samples were checked, encompassing a total of 21,150 samples, or approximately 28% of the total drill sample database. Very few errors or inconsistencies were noted. Where such inconsistencies were found, they could usually be explained as deliberate changes that had been made to the data to account for specific concerns. No errors significant enough to affect Mineral Resources estimation were found.

RPA did not collect independent samples as numerous other qualified persons have visited the site and audited the database. In addition, mines on the property have recorded historic gold and silver production (Annuario de Estaditica Minera).

In RPA’s opinion, the database for the Dolores project is appropriate for use in Mineral Resource estimation.

ADJACENT PROPERTIES

There are no adjacent properties as defined by NI 43-101.

MINERAL PROCESSING AND METALLURGICAL TESTING

Both Echo Bay and Minefinders have carried out metallurgical testwork on the mineralization. In June 1997, Echo Bay engaged Colorado Minerals Research Institute (CMRI) to carry out testwork consisting of a mineralogical analysis of the ore, and initial bottle roll tests to be followed up by column leach tests, grinding and work indices. In February 1998, Minefinders engaged McClelland Laboratories Inc., to perform additional testwork.

The most recent work has been carried out in conjunction with the ongoing feasibility study (Minefinders press release April 29, 2004). Present plans call for a combined flotation and heap leach recovery process.

Metallurgical samples were sent to SGS Lakefield Research Limited of Ontario, Canada for testwork. Three ore types were selected and each composite underwent a series of flotation test to evaluate and optimize the flotation recoveries (Table 4). Total recovery includes the amount of gold or silver recovered after the concentrate and tails have been cyanided. Test work is continuing.

Lower-grade mineralization underwent column testing at McClelland Labs of Sparks, Nevada. Results from 32 columns produced the projected recoveries for the various ore types as shown in Table 4. Preliminary investigations suggest that silver recoveries may be affected by the presence of manganese oxide. As this ore type represents less than 6% of the material within the pit shell, it may not have a significant effect on the overall recoveries. Test work is continuing.

TABLE 4 - METALLURGICAL RECOVERIES

MINEFINDERS CORPORATION LTD. DOLORES PROJECT

Composite Type	% Recovery	% Recovery	%Total	%Total
	Au	Ag	Recovery Au	Recovery Ag
FLOTATION
Mixed Oxide/sulphide	65	67	93	82
Sulphide	91	90	90	94
Sulphide/base metal	92	90	—	—
HEAP LEACH
Oxide	78	45
Mixed	70	50
Sulphide	59	59

MINERAL RESOURCE ESTIMATES

In August 2004, Minefinders completed a Mineral Resource estimate for the Dolores deposit. The estimate was carried out using a block model constrained by 3D wireframe models constructed with Gemcom software. Block grade estimation was performed using inverse distance to the fifth power weighting (ID5). As shown in Table 2, the August 2004 estimate totalled  93.6 million t grading 0.87 g/t Au and 41.0 g/t Ag in the Measured and Indicated categories, with and additional 27.3 million t grading 0.80 g/t Au and 27.5 g/t Ag in the Inferred category.

Minefinders prepared an update of the Mineral Resources estimate in October 2004 using the most recently obtained drill results. This updated block model was provided to RPA to review and audit. The updated Mineral Resources estimate at a range of AuEq cut-offs is listed in Table 5.

The October updated model shows modest changes in tonnes, grade, and ounces for all Mineral Resource categories, as compared to the August estimate. The changes are reported to be due to the addition of new drilling data and correction of an error in the classification scheme that allowed the used of surface samples for classification (see section of this report entitled Resource Classification). RPA notes that, at the 0.3 g/t AuEq cut-off, the total change in the Measured and Indicated categories is +4.1% for Au ounces and +6.4% for Ag ounces. For the Inferred category the Au ounces change by -2.4% while the Ag ounces increase by 3.8%. In RPA’s opinion, these changes are relatively small, and within the accuracy of the overall estimate.

TABLE 5 — OCTOBER 2004 MINERAL RESOURCES ESTIMATE

Minefinders Resources Ltd. Dolores Project

Measured and Indicated Resources

AuEq cut-off g/t	Tonnage	Au	Au	Ag	Ag
	Kt	g/t	oz	g/t	oz
5.0	3,719	6.054	723,790	229.7	27,466,361
4.0	5,422	4.982	868,467	200.1	34,888,156
3.0	8,988	3.829	1,106,538	161.1	46,539,084
2.0	17,505	2.679	1,507,958	117.7	66,223,680
1.5	26,501	2.114	1,800,809	96.1	81,887,863
1.0	39,083	1.668	2,095,480	77.4	97,272,765
0.9	42,311	1.583	2,153,813	73.7	100,281,180
0.8	46,375	1.488	2,219,209	69.5	103,689,351
0.7	51,824	1.378	2,295,617	64.7	107,766,376
0.6	59,486	1.249	2,387,952	59.0	112,777,515
0.5	70,102	1.107	2,494,409	52.7	118,799,668
0.4	84,430	0.962	2,611,715	46.2	125,512,637
0.3	100,018	0.843	2,711,637	40.8	131,166,010

Inferred Resources

AuEq cut-off g/t	Tonnage	Au	Au	Ag	Ag
	Kt	g/t	oz	g/t	oz
5.0	722	7.406	171,896	140.2	3,253,005
4.0	999	6.161	197,891	132.9	4,267,647
3.0	1,591	4.699	240,438	117.4	6,009,893
2.0	3,305	3.107	330,177	86.1	9,148,698
1.5	5,367	2.370	408,987	69.0	11,904,613
1.0	8,733	1.758	493,497	55.2	15,497,892
0.9	9,652	1.645	510,614	52.6	16,315,807
0.8	10,719	1.532	527,965	49.9	17,198,355
0.7	12,288	1.395	551,350	46.2	18,266,964
0.6	14,677	1.235	582,642	41.6	19,643,623
0.5	17,913	1.070	616,168	37.2	21,402,222
0.4	22,214	0.915	653,445	32.5	23,240,633
0.3	28,054	0.767	691,629	28.0	25,276,201

Note: Table 5 appears as reported by Minefinders. Gold equivalence was calculated using a Ag to Au ratio of 75:1, prices of $300 Au, $5.00 Ag and recoveries of 87.5% and 75% respectively.

SAMPLE DATABASE

The database used for grade estimation comprised drillhole samples. Underground and surface samples were used to guide the geological interpretation, and the surface samples were included for assigning resource classifications. Statistics for the drilling data are shown in Table 6 below.

TABLE 6 — DRILL SAMPLE STATISTICS

Minefinders Resources Ltd. Dolores Project

	Samples
Zeros Incl.	Au_all	Ag_all	Au_hi	Ag_hi	Au_lo	Ag_lo
	(ppb)	(ppm)	(ppb)	(ppm)	(ppb)	(ppm)
No.	75,993	75,995	7,071	7,106	13,707	13,763
Mean	247.7	12.1	986.9	47.7	382.9	18.8
SD	1,817.0	79.8	4,058.0	213.4	1,880.7	74.7
CV	7.34	6.58	4.11	4.47	4.91	3.96
Median	32.0	1.6	250.0	13.0	95.0	5.0
High	233,550.0	13,410.2	167,007.0	13,410.2	115,852.0	2,780.1
Low	0.0	0.0	0.0	0.0	0.0	0.0

	Samples
No Zeros	Au_all	Ag_all	Au_hi	Ag_hi	Au_lo	Ag_lo
	(ppb)	(ppm)	(ppb)	(ppm)	(ppb)	(ppm)
No. Non- zero	61,204	64,244	6,849	6,970	12,702	13,147
Mean	307.5	14.4	1,018.9	48.6	413.2	19.7
SD	2,020.0	86.6	4,119.3	215.3	1,950.5	76.3
CV	6.57	6.04	4.04	4.43	4.72	3.87
Median	54.0	2.5	270.0	13.8	110.0	5.4
High	233,550.0	13,410.2	167,007.0	13,410.2	115,852.0	2,780.1
Low	2.0	0.1	2.0	0.1	2.0	0.1

Grade estimation and solids modeling was done using three grade domains. A high-grade zone encompassed material above 1.0 g/t AuEq, with a low-grade halo generally comprising material grading between 0.2 g/t and 1.0 g/t AuEq. All other material was categorized as “Waste” and estimated separately. RPA notes that the Waste category was added in order to improve pit shell optimization and is not included in the Mineral Resources estimate. The statistics in Table 6 are for the entire sample database (Au_all and Ag_all) as well as for subsets within the volumes for the high- and low-grade zones used in the modeling. RPA notes that the highest grade assay in the database, a 233 g/t Au assay, does not fall within either the high- or low-grade zones.

Histograms and probability plots for the drill samples are included in this report in Appendix 1. RPA notes that the sample grade distributions for both Au and Ag are highly skewed and are close to log normal. This is especially true for the subset data, and in particular, Ag. All datasets are typified by high Coefficients of Variation, and in RPA’s opinion, it is appropriate to cut high grades. This is discussed in more detail in the section of this report entitled Capping of High Grades.

COMPOSITING

Drillhole samples were composited to 2 m downhole lengths. Compositing was configured to begin at the bottom of the hole, progressing upwards without any breaks for lithology or grade shell boundaries. Void spaces (i.e. underground openings) were not assigned grade.

The statistics for the high-grade and low-grade zone uncapped composites are shown in Table 7.

TABLE 7 — COMPOSITE STATISTICS

Minefinders Resources Ltd. Dolores Project

	Composites
Zeros Incl.	Au_HiLo	Ag_HiLo	Au_Hi	Ag_Hi	Au_Lo	Ag_Lo
	(ppb)	(ppm)	(ppb)	(ppm)	(ppb)	(ppm)
No.	20,420	20,498	5,690	5,733	13,160	13,185
Mean	681.3	32.8	1,697.8	76.2	313.3	17.4
SD	2,383.4	125.3	4,253.2	226.6	605.4	30.3
CV	3.50	3.82	2.51	2.97	1.93	1.74
Median	238.0	12.0	770.0	37.0	185.0	9.5
High	103,165.0	13,410.2	103,165.0	13,410.2	28,861.0	939.2
Low	0.0	0.00	0.00	0.00	0.0	0.00

	Composites
No Zeros	Au_HiLo	Ag_HiLo	Au_Hi	Ag_Hi	Au_Lo	Ag_Lo
	(ppb)	(ppm)	(ppb)	(ppm)	(ppb)	(ppm)
No. Non-zero	20,179	20,268	5,682	5,681	13,044	13,071
Mean	689.4	33.2	1,700.2	76.9	316.1	17.5
SD	2,396.5	126.0	4,255.7	227.5	607.4	30.4
CV	3.48	3.80	2.50	2.96	1.92	1.73
Median	244.0	12.2	771.0	37.5	187.0	9.7
High	103,165.0	13,410.2	103,165.0	13,410.2	28,861.0	939.2
Low	1.0	0.02	2.00	0.12	1.0	0.02

RPA regenerated the drillhole composites and confirms that they have been calculated properly.

CAPPING OF HIGH GRADES

Composites were capped to 30 g/t Au and 1,000 g/t Ag prior to grade estimation. The statistics for the high-grade and low-grade zone capped composites are shown in Table 8.

TABLE 8 — COMPOSITE STATISTICS

Minefinders Resources Ltd. Dolores Project

	Uncut		Cut
	Au (ppb)	Ag (ppm)	Au (ppb)	Ag (ppm)
Number	20,420	20,498	20,420	20,498
No. Cut	—	—	29	25
Mean	681.3	32.8	654.8	31.5
SD	2,383.5	125.3	1,792.9	71.5
CV	3.50	3.82	2.74	2.27
Median	238.0	12.0	238.0	12.0
Max	103,165.0	13,410.2	30,000.0	1,000.0
Min	0.0	0.0	0.0	0.0

The capping reduces the Au grade by 0.026 g/t (3.9%) and affects 29 or 0.14% of the composites. For Ag, the grade is reduced by 1.3 g/t (3.9%) and 25 or 0.12% of the composites were cut. RPA has carried out an analysis of various capping levels by calculating the average grade of the composites at a range of high grade caps. A graph showing the effect of varying the capping level is attached in Appendix 3. In RPA’s opinion, a reasonable range of for the capping level would be 15 g/t to 30 g/t Au

RPA considers the capping values used to be within an acceptable range for the observed grade distributions, albeit at the high end of the acceptable range.

GOLD EQUIVALENCE

Au and Ag grades have been rendered into a Au equivalent grade (AuEq) for the purpose of geological modeling and application of a cut-off grade. Au equivalence was adopted fairly early on in the project life and has been carried through over the years in order to allow for comparison of successive block models. The equation used for AuEq calculation is:

AuEq = (Au * $300/oz * 87.5% rec) / (Ag * $5.00/oz * 70% rec)

This equates to 75:1 Ag to Au. Clearly the ratio is dependent upon metal prices and estimated recovery, which have varied significantly over the last two years. Metallurgical testing is still in progress but the work completed to date indicates that recoveries could be in the order of 90% for both Au and Ag. Metal prices have changed significantly over the last year or so, and at the time of writing spot prices were in the order of $420/oz Au and $7.20/oz Ag. If these values are entered into the equation above, the ratio becomes 58:1.

In RPA’s opinion, the 75:1 Ag:Au ratio is somewhat conservative, but that it is a reasonable value for the time being. RPA notes, however, that the complexity of the resource models makes it impossible to continually change the ratio to remain up-to-date. The sensitivity of the Mineral Resource estimate to changing the Ag:Au ratio is unknown (or at least unreported) at this time. It is unreasonable to reconstruct the solids models using different Ag:Au ratios but it would be relatively easy to re-estimate the AuEq block grades at two or three different ratios and report the results. RPA recommends that this sensitivity analysis be carried out.

GEOSTATISTICS

Distance to the nearest composite is a principal criterion used for classification of the Mineral Resource estimate. The distance limits were derived from variography carried out in 2002 by Minefinders consultants. Maximum variogram ranges were in the order of 60 m along strike (1500), 45 m up and down dip (approximately -800SW), and 30 m across the plane of the vein. RPA conducted a preliminary variogram analysis to confirm these ranges. The variography was conducted on the cut Au composites for the combined high and low grade zones.

The RPA semi-variograms are attached in Appendix 2. Three linear log variograms for the Au composites are provided, one for each of the principal directions. The strike direction is 1500, the up-dip direction 0600/+800, and the cross-structure (minor axis) direction was 0600/-100. The variograms confirm, for the most part, the ranges reported by Minefinders. In order to generate reasonably coherent and interpretable variograms, it was advantageous to calculate them using log transformed data. RPA notes that the variogram in the minor-axis direction actually yielded a 35 m range, which is slightly larger than the 30 m defined by earlier workers.

SOLID MODELS

Solid models based on AuEq grade were used to constrain the grade estimation. The Au and Ag grades are observed to be controlled by fractures, which in turn control quartz veining and brecciation. This structural zone strikes approximately 1500 with dips ranging from steeply east to steeply west. The predominant dip for the mineralized structural zone is approximately 800SW. Continuity of discrete structures can be demonstrated for tens to hundreds of metres along strike and up and down dip. However, the veins anastomose in a complex manner that would be very difficult to model with conventional wireframes. In addition, there are a number of small-scale fault displacements along NE-SW-striking structures.

To accommodate the complex geometry, a series of “extruded” models were used as an alternative to a more conventional set of wireframes. These models are generated by projecting sectional (or level plan) polygonal renderings of the grade shells half way to adjacent sections or plans. The wireframes produced in this manner resemble a series of slices of the modeled feature. Volumetric accuracy is compromised to a certain extent but if the section spacing is small enough, the errors are generally small.

Two sets of solids were generated: one for the high-grade mineralization, and the other representing a lower grade halo around the high-grade zones. Nominal cut-offs of 0.20 g/t AuEq for the low-grade zones and 1.0 g/t AuEq for the high-grade zones were used. The cut-offs are termed “nominal” because the interpretations were extended to include material below cut-off in order to preserve geological continuity. Minimum widths of 5 m and 10 m were used for the high-grade and low-grade zones, respectively. Zones were extrapolated upwards to surface where surface sampling confirmed the vein locations. Down-dip extrapolations were in the order of 50 m to 100 m.

Drillhole and channel composites were assigned integer codes according to their grade class. High-grade composites were assigned a code of 1000, while low-grade composites were assigned 100. The grade shells were interpreted on 25 m sections, and 10 m level plans. Individual structures were considered to be continuous enough to model if they could be traced for three consecutive sections. If not, they were left as isolated intercepts. The interpretations were refined by comparison and iterative adjustment of both plan and section views. Grade envelopes were interpreted for high- and low-grade zones as well as lower grade “holes” within the zones.

Extruded solid models were used to assign rock codes to the block model. The codes were assigned in the following order:

1)              100 assigned to blocks at 50% within low-grade solids.

2)              1000 assigned to blocks at least 50% within high-grade solids.

3)              Blocks with at least 51% contained volume in a “hole” in the high-grade zones were assigned 100 (i.e. low-grade).

4)              Blocks with at least 51% in a “hole” in the low-grade were tagged as waste.

In RPA’s opinion, the solids modeling approach is reasonable. RPA examined the solids models and compared them to the sample data and considers the interpretations to be plausible and appropriate. RPA notes that considerable time and effort has been applied in the interpretation of the geology, and that Minefinders personnel have been particularly diligent in developing the solids models.

BLOCK MODEL

The block model was constructed in Gemcom. Model specifications are listed below in Table 9.

TABLE 9 — BLOCK MODEL GEOMETRY

Minefinders Resources Ltd. Dolores Project

Origin	X	50,336
	Y	50,597
	Z	1,800

Block	X	3
	Y	10
	Z	5

Size	Columns	500
(Blocks)	Rows	350
	Levels	140

Size	Columns	5,000
(m)	Rows	1,050
	Levels	700

The model was rotated -300 about the Y axis to align it with the principal strike direction of the veins.

In RPA’s opinion, the configuration of the block model and block size used is reasonable for the deposit and the spacing of the data. At the time of writing of this report the block size is under review to determine if it properly reflects the grade selectivity that will be achieved in the pit. It is felt by Minefinders personnel that the block size in the present model may be small relative to the selective mining unit (SMU) and so the block grade distribution may not exactly reflect what will be mined. A change of block size, if deemed necessary, will be achieved by either combining existing blocks (reblocking) or just rerunning the grade estimation using a different block size. The effect of increasing the block size will be to increase tonnage and reduce grade due to additional dilution added to the above-cut-off material. Total metal content may increase slightly.

The primary components stored in the block model are values for Au, Ag, AuEq, rock type, anisotropic distance to nearest sample, relative oxidation, Mn oxide content, argillic alteration intensity, and pyrite content. The grade components are fairly self-explanatory. Anisotropic distance is the principal criterion used for classification. Rock type tags were used in the grade estimation to constrain the composite selection. The manganese, pyrite, and oxide components provide a means to discriminate between zones of similar metallurgical characteristics for pit design and planning purposes.

A typical cross section and level plan of the block model, showing the block grades and the planned pit shell are provided in Figures 8 and 9, respectively.

GRADE ESTIMATION METHODOLOGY

Grade was estimated into the blocks using inverse distance to the fifth power weighting (ID5). This weighting method was selected in order to preserve as near as possible the observed grade variability in the deposit and minimize smoothing.

The maximum search distances used were 150 m in the strike direction (1500), 120 m up and down dip, and 60 m in the Z direction. Searches were limited to a minimum of 3 and maximum of 12 composites for each block, and maximum of 2 composites from any one drillhole. This forced the search to include at least two drillholes for each block estimate. The composites were coded according to zone and only composites from a particular zone could be used to estimate grade for blocks within that zone (i.e. hard boundaries).

In RPA’s opinion, the grade estimation methodology and parameters are reasonable and appropriate for the deposit.

Minefinders Corporation Ltd.
Dolores Project
MEXICO
Level 1395
Figure 9
Roscoe Postle Associates Inc., Nov. 2004
LEGEND
0.05 - 0.10 g/t AuEQ
0.10 - 0.30 g/t AuEQ
0.30 - 0.50 g/t AuEQ
0.50 - 1.00 g/t AuEQ
1.00 - 2.00 g/t AuEQ
2.00 - 3.00 g/t AuEQ
> 3.0 g/t AuEQ
Fault
0
100m
N
53300.00 Y
53200.00 Y
53100.00 Y
53000.00 Y
52900.00 Y
52800.00 Y
52700.00 Y
52600.00 Y
52500.00 Y
52400.00 Y
52300.00 Y
52200.00 Y
52100.00 Y
49800.00 X
49900.00 X
50000.00 X
50100.00 X
50200.00 X
50300.00 X
50400.00 X
50600.00 X
PROPOSED
PIT OUTLINE

BULK DENSITY

Bulk density estimates for the blocks were based on approximately 250 tests conducted on drill core using the water immersion method. The tests were confined to the latite and andesite rock units, which comprise the principal hosts for the deposit. Average density for the latite is 2.52 t/m(3) and for the andesite is 2.58 t/m(3). The average abundance of the latite host in the deposit is 40% versus 60% for andesite. An average density of 2.55 t/m(3) is assigned to all blocks based the relative proportion of host rock lithologies. RPA considers the method used to derive the bulk density, and the application of the density to tonnage estimation to be reasonable and appropriate.

BLOCK MODEL VALIDATION

RPA conducted a number of validation exercises on the block model. These included:

•                  Inspection of the block model in plan and section and visually comparing block grades to the drill data.

•                  Statistical comparison of composite grades versus block grades.

•                  Re-estimation of the block grades using an alternative method.

Global block and composite statistics are provided in Table 10.

TABLE 10 – COMPARISON OF COMPOSITE AND BLOCK GRADES

Minefinders Resources Ltd Dolores Project

	Composites				Blocks
Zeros Incl.	Au_hi	Ag_hi	Au_lo	Ag_lo	Au_hi	Ag_hi	Au_lo	Ag_lo
	(ppb)	(ppm)	(ppb)	(ppm)	(ppb)	(ppm)	(ppb)	(ppm)
No.	5,690	5,733	13,160	13,185	110,657	110,657	346,013	346,013
Mean	1,697.8	76.2	313.3	17.4	1,587.1	72.0	329.7	15.7
SD	4,253.2	226.6	605.4	30.3	2,067.1	87.4	649.4	22.3
CV	2.51	2.97	1.93	1.74	1.30	1.20	2.00	1.40
Median	770.0	37.0	185.0	9.5	1,028.0	49.7	215.0	10.5
High	103,165.0	13,410.2	28,861.0	939.2	30,000.0	1,000.0	17,290.0	800.3
Low	0.0	0.0	0.00	0.00	0.0	0.0	0.0	0.0

In RPA’s opinion, the average block grades are reasonably close to the mean composite grades. The greatest difference is in the Ag grades for the low-grade zone, where the mean block grade is 9.8% lower than the composite grades. Mean block grades are lower for all components except the low-grade zone Au, where the block grades averaged 5.2% higher than the composites.

RPA re-estimated the block grades using Ordinary Kriging (OK) as a gross check of the interpolation method. RPA used a variogram model based on the geostatistical parameters discussed above, and the variograms shown in Appendix 2. A relative nugget effect of 15% was used. The sample search parameters and database remained the same as for the ID5 block model. Table 11 compares the OK model with the ID5 model.

Both estimates are unclassified. At the 0.3 g/t AuEq cut-off, the two estimates compare reasonably well. OK provided a somewhat more smoothed grade distribution, which resulted in an estimate yielding more tonnes at a lower grade than the ID5 estimate. The OK estimate reports 6% more tonnes at approximately 6% lower grade, yielding metal contents very close to those estimated by ID5.

In RPA’s opinion, the ID5 block model provides a reasonable estimate of Mineral Resources at Dolores.

TABLE 11 – OK VS ID5 MODEL

Minefinders Resources Ltd. Dolores Project

ID5 Model
Cut-Off
AuEq)	Tonnage	Au	Ag	Au	Ag
(g/t	(Kt)	(ppb)	(g/t)	(oz)	(oz)
5.0	4,464	6,279	215.0	901,000	30,854,000
4.0	6,456	5,169	189.5	1,072,000	39,331,000
3.0	10,647	3,960	154.4	1,355,000	52,851,000
2.0	20,970	2,745	112.6	1,850,000	75,914,000
1.5	32,139	2,154	91.5	2,225,000	94,549,000
1.0	48,187	1,683	73.4	2,607,000	113,716,000
0.90	52,373	1,593	69.8	2,682,000	117,532,000
0.80	57,551	1,495	65.9	2,766,000	121,937,000
0.70	64,625	1,380	61.1	2,867,000	126,952,000
0.60	74,747	1,245	55.5	2,992,000	133,378,000
0.50	88,713	1,098	49.6	3,131,000	141,470,000
0.40	107,495	951	43.4	3,286,000	149,994,000
0.30	129,153	825	38.0	3,425,000	157,792,000
0.20	148,110	739	34.1	3,519,000	162,382,000
0.10	160,949	688	31.7	3,560,000	164,038,000
0	168,685	657	30.3	3,563,000	164,330,000

OK Model
Cut-Off
AuEq)	Tonnage	Au	Ag	Au	Ag
(g/t	(Kt)	(ppb)	(g/t)	(oz)	(oz)
5.0	2,644	6,831	193.0	580,000	16,406,000
4.0	4,852	5,229	164.0	815,000	25,581,000
3.0	9,062	3,870	137.6	1,127,000	40,089,000
2.0	20,942	2,520	101.0	1,696,000	68,003,000
1.5	31,870	2,015	85.8	2,064,000	87,914,000
1.0	44,735	1,660	73.5	2,387,000	105,713,000
0.90	47,762	1,594	70.8	2,447,000	108,719,000
0.80	52,354	1,508	66.8	2,538,000	112,441,000
0.70	58,453	1,400	62.4	2,631,000	117,270,000
0.60	69,252	1,248	56.0	2,778,000	124,685,000
0.50	86,741	1,067	48.4	2,975,000	134,979,000
0.40	111,444	894	41.0	3,203,000	146,904,000
0.30	136,549	771	35.7	3,384,000	156,731,000
0.20	154,620	704	32.6	3,499,000	162,062,000
0.10	162,354	679	31.4	3,544,000	163,904,000
0	168,672	657	30.3	3,562,000	164,317,000

Diff @ 0.3 g/t	7,396	-54	-2	-41,000	-1,061,000
% Diff	5.7%	-6.5%	-6.1%	-1.2%	-0.7%

MINED-OUT VOLUMES

A total of 372,000 short tons of relatively high grade ore was mined from the underground workings at Dolores in the early part of the 20th century. The grade of this material is estimated to have been 9.8 g/t Au and 563 g/t Ag. Voids are commonly encountered in the drilling, and much of the mined volumes remain unsurveyed. In RPA’s opinion, the mined volume constitutes such a small tonnage relative to the overall resource as to be inconsequential to the estimate. What is more important, from an operational point of view is to establish the locations of the voids so that they do not pose a safety hazard for personnel and equipment in the pit. Minefinders is reportedly planning to carry out surveys of the mined volumes, and RPA considers this to be an appropriate course of action.

CLASSIFICATION

Mineral Resources have been classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in National Instrument 43-101. Resource blocks are classed as Measured, Indicated, or Inferred, depending on the confidence level of the estimate.

The criterion used for applying the classification was the anisotropic distance to the nearest composite. Anisotropic distances are proportional to the search ellipsoid and can vary depending on direction to the composite. In general, the distance criterion is approximately equal to the semi-major axis of the search ellipsoid used to capture the sample composites. For Dolores, blocks within approximately 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 and 35 m from a composite, while Inferred blocks are between 35 and 90 m from the nearest composite. These distances were derived from the variography discussed in the section of this report entitled Geostatistics. Surface samples were included in the database for the purpose of classification. The surface samples were not used in the grade interpolation but were used for geological interpretation and, as such, contribute to the local confidence level of the estimate. In RPA’s opinion, the method used to classify Mineral Resources at Dolores is reasonable.

CUT-OFF GRADE

Preliminary economic analyses carried out by Minefinders indicates that the internal cut-off grade for sulphide, oxide, and mixed ore types will be in the order of 0.31 g/t AuEq. The MnO ore type has a higher cut-off of 0.43 g/t AuEq but it comprises a very small proportion of the Mineral Resource. The assumptions used in deriving these cutoff grades are listed in Table 12 (provided by Minefinders).

TABLE 12 – CUT-OFF GRADE ASSUMPTIONS

Minefinders Resources Ltd. Dolores Project

Cut-off Grade Worksheet for various Material Types

	Sulfide	Mixed	Oxide	MnO

Au Recovery	59%	70%	78%	78%
Ag Recovery	59%	50%	45%	25%
Avg. Rec. At 73% Au, 27% Ag.	59%	65%	69%	64%

Au Price	$350.00	$350.00	$350.00	$350.00
Ag Price	$5.50	$5.50	$5.50	$5.50

Implied AuEq ratio	64	89	110	199

Process Cost	$2.13	$2.13	$2.13	$2.13
Mining Cost	$0.70	$0.70	$0.70	$0.70

Implied AuEq Internal Cut-off (g/t)	0.321	0.293	0.274	0.297
Implied AuEq External Cut-off (g/t)	0.426	0.389	0.364	0.395

Internal Cut-off (g/t)	0.308	0.308	0.309	0.429
External Cut-off (g/t)	0.409	0.409	0.410	0.570

Percent of total resource	32	32	32	4

Weighted Average Internal Cut-off (g/t)	0.313
Weighed Average External Cut-off (g/t)	0.416

Note: Recoveries are for “leach-grade” material and not milling ore.

Based on the assumptions outlined in Table 12, Minefinders uses a cut-off grade of 0.3 g/t AuEq for Mineral Resources at Dolores. RPA considers this cut-off grade to be reasonable.

MINERAL RESOURCES REPORT

The classified Mineral Resources estimate at a range of cut-off grades is listed in Tables 13 and 14:

TABLE 13 – MINERAL RESOURCES ESTIMATE

Minefinders Resources Ltd. Dolores Project

Measured Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	2,284	6.17	241.1	9.39	438,000	17,126,000
4.0	3,243	5.12	210.7	7.93	516,000	21,254,000
3.0	5,195	3.97	169.9	6.24	641,000	27,452,000
2.0	9,853	2.79	123.3	4.44	855,000	37,787,000
1.5	14,808	2.19	100.3	3.53	1,010,000	46,195,000
1.0	22,238	1.70	79.6	2.76	1,176,000	55,058,000
0.9	24,198	1.61	75.5	2.62	1,210,000	56,825,000
0.8	26,639	1.51	71.1	2.45	1,247,000	58,912,000
0.7	29,639	1.40	66.3	2.28	1,287,000	61,120,000
0.6	33,639	1.27	60.9	2.09	1,332,000	63,719,000
0.5	38,914	1.14	55.1	1.88	1,383,000	66,690,000
0.4	45,899	1.01	49.0	1.66	1,437,000	69,953,000
0.3	53,413	0.89	43.7	1.48	1,485,000	72,599,000

Indicated Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	1,459	5.89	211.0	8.70	267,000	9,575,000
4.0	2,215	4.80	183.9	7.25	330,000	12,667,000
3.0	3,863	3.64	148.6	5.62	437,000	17,854,000
2.0	7,813	2.54	110.2	4.00	616,000	26,779,000
1.5	11,967	2.01	90.6	3.22	747,000	33,723,000
1.0	17,225	1.62	74.4	2.61	868,000	39,860,000
0.9	18,531	1.55	71.2	2.50	891,000	41,038,000
0.8	20,201	1.46	67.4	2.36	917,000	42,349,000
0.7	22,704	1.35	62.5	2.18	953,000	44,135,000
0.6	26,443	1.21	56.4	1.97	997,000	46,387,000
0.5	31,892	1.06	49.7	1.72	1,050,000	49,299,000
0.4	39,373	0.91	43.0	1.48	1,110,000	52,659,000
0.3	47,652	0.78	37.5	1.28	1,161,000	55,580,000

Inferred Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	721	7.41	140.6	9.28	166,000	3,151,000
4.0	998	6.16	133.2	7.94	191,000	4,133,000
3.0	1,589	4.70	117.7	6.27	232,000	5,815,000
2.0	3,303	3.11	86.2	4.25	319,000	8,856,000
1.5	5,364	2.37	69.1	3.29	395,000	11,529,000
1.0	8,724	1.76	55.3	2.49	476,000	15,005,000
0.9	9,643	1.64	52.7	2.35	493,000	15,806,000
0.8	10,710	1.53	50.0	2.20	510,000	16,656,000
0.7	12,282	1.39	46.3	2.01	532,000	17,687,000
0.6	14,665	1.23	41.7	1.79	562,000	19,020,000
0.5	17,908	1.07	37.2	1.57	595,000	20,720,000
0.4	22,223	0.91	32.6	1.35	631,000	22,533,000
0.3	28,089	0.77	28.0	1.14	668,000	24,462,000

TABLE 14 — MEASURED AND INDICATED MINERAL RESOURCES

Minefinders Resources Ltd. Dolores Project

Measured and Indicated

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	3,743	6.06	229.4	8.82	705,000	26,701,000
4.0	5,458	4.99	199.8	7.40	846,000	33,922,000
3.0	9,058	3.83	160.8	5.78	1,079,000	45,307,000
2.0	17,666	2.68	117.5	4.11	1,471,000	64,567,000
1.5	26,775	2.11	96.0	3.28	1,758,000	79,919,000
1.0	39,463	1.67	77.3	2.61	2,045,000	94,919,000
0.9	42,729	1.58	73.6	2.48	2,101,000	97,863,000
0.8	46,841	1.49	69.5	2.33	2,165,000	101,261,000
0.7	52,343	1.38	64.7	2.17	2,241,000	105,255,000
0.6	60,082	1.25	58.9	1.97	2,330,000	110,106,000
0.5	70,805	1.11	52.7	1.75	2,433,000	115,989,000
0.4	85,272	0.96	46.2	1.53	2,548,000	122,612,000
0.3	101,064	0.84	40.8	1.34	2,647,000	128,179,000

The tables above show the Mineral Resources tabulated and summarized from the block by RPA. RPA notes that there are slight variations in tonnes and grade between this summary and the one reported by Minefinders (Table 5). These variances are due to rounding errors and also to slight differences in the methods used by RPA in Gemcom to estimate and sum the tonnages. The overall difference in reported ounces at the 0.30 g/t AuEQ cut-off is less than 1%, which in RPA’s opinion, is not significant.

At the 0.3 g/t AuEq cut-off, the Measured and Indicated Mineral Resources estimate totals 101.1 million t grading 0.84 g/t Au and 40.8 g/t Ag, with an additional 28.1 million t grading 0.77 g/t Au and 28.0 g/t Ag in the Inferred category.

ENVIRONMENTAL CONSIDERATIONS

In the scoping study (MRDI 1998), no significant impediments to obtaining environmental permits were identified. The Environment, Natural Resources, and Fishery Secretariat (SEMARNAP) is responsible for issuing the permits for the mine. The main permit is the Construction License which requires an Informe Preventio (IF), a Manifestation Impacto Ambiantal (MIA), a Detailed Risk Assessment (RA) and a “Change in Land Use Study”. At the time of writing the Change in land Use Study is almost complete, the MIA and Risk Assessment are well underway and should be completed in a timely manner.

OTHER RELEVANT DATA AND INFORMATION

The ongoing feasibility study is based on large-scale open-pit mining using a combination of heap-leach and flotation processes. Production is anticipated to be in the 15,000 to 16,000 tpd over a mine life of 12 to 15 years. Current feasibility work, based on prices of $350 per ounce of gold and $5.50 per ounce of silver, indicates that about 80% of the measured and indicated contained gold and silver resource can be recovered from the planned pit.

The feasibility study is continuing and Minefinders expects to complete the study in the fourth quarter. .

INTERPRETATION AND CONCLUSIONS

RPA has carried out an audit of the Mineral Resources estimate for the Dolores deposit and draws the following conclusions:

•                  The Dolores deposit is an epithermal fracture-controlled Au-Ag deposit with mineralization occurring along NNW-striking, steeply-dipping structural zone. The genetic model interpreted by Minefinders is appropriate and reasonable.

•                  The Mineral Resource estimates for Dolores were subject to independent audits in 1998 and again in 2002. For the purpose of this audit, RPA concentrated on work done since the 2002 review. Spot checks were made of work done prior to 2002.

•                  Recent exploration work comprised RC and diamond drilling with a relatively small amount of underground and surface chip sampling. The sampling methods and approach used by Minefinders are appropriate for the style of mineralization. The sampling has been carried out in a fashion consistent with common industry practice.

•                  Assaying has been carried out in accredited commercial laboratories using industry-standard protocols.

•                  Assay QA/QC protocols are appropriate and conform to common industry practice. Minefinders have maintained proper records of the QA/QC analytical results and have responded promptly and appropriately when problems have been found.

•                  The geological database compiled by Minefinders is relatively free of errors and is appropriately configured for use in Mineral Resource estimation.

•                  The Mineral Resource estimate was carried out using a block model constrained by wireframe models. Grade interpolation was performed using inverse distance to the fifth power weighting. RPA considers the estimation methodology to be appropriate for the mineralization at Dolores.

•                  Grade distributions for Au and Ag are highly skewed and capping of high grades is warranted. High grades were capped at 30 g/t Au and 1000 g/t Ag.

RPA considers these capping values to be reasonable but at the high end of the acceptable range.

•                  The Au equivalent value of the Ag has been calculated at a ratio of 75:1. At the metal prices extant at the time of writing of this report, the 75:1 ratio is conservative. However, in RPA’s opinion, it is prohibitively difficult to update the block model with a new AuEq ratio whenever metal prices change and so it is reasonable to leave it at the present ratio.

•                  RPA has confirmed the maximum variogram ranges of the data (60 m x 45 m x 30 m).

•                  The block model was constrained with wireframe models constructed from “extruded” plan view interpretations of the outlines of the zones. In RPA’s opinion, the wireframes were constructed in an diligent fashion and represent a plausible interpretation of the mineralization.

•                  The mineralization was modeled in two domains consisting of a high-grade zone (>1 g/t AuEq) surrounded by a lower grade halo (0.2 g/t – 1.0 g/t AuEq). RPA considers this to be a reasonable approach.

•                  In RPA’s opinion, the block model configuration and block size are appropriate for the deposit and the data.

•                  In RPA’s opinion, the search parameters used for grade interpolation were reasonable and appropriate.

•                  The estimated bulk density (2.55 g/cm(3)) was based on tests conducted on drill core. In RPA’s opinion, the estimated bulk density was derived in a reasonable fashion.

•                  RPA carried out validation exercises on the block model and considers it to be a reasonable estimate of the Mineral Resources at Dolores.

•                  In RPA’s opinion, the classification of the Mineral Resources was done in an appropriate fashion using reasonable parameters.

•                  In RPA’s opinion, the cut-off grade of 0.3 g/t AuEq is appropriate for the Dolores deposit.

•                  At the 0.3 g/t AuEq cut-off, the Measured and Indicated Mineral Resources totals 101.1 million t grading 0.84 g/t Au and 40.8 g/t Ag. Inferred Resources total 28.1 million t grading 0.77 g/t Au and 28.0 g/t Ag.

•                  RPA is of the opinion that the above stated Mineral Resource estimate meets the definitions of Measured, Indicated and Inferred Mineral Resources as stated by NI 43-101 and defined by the CIM Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM council on August 20, 2000.

•                  In RPA’s opinion, Minefinders personnel have carried out the estimate of the Mineral Resources at Dolores in a diligent and  conscientious manner, using reasonable assumptions and methods commonly used in the industry.

•                  RPA is not aware of any significant impediments to the acquisition of environmental permits for mining.

RECOMMENDATIONS

RPA makes the following recommendations:

•                  RPA notes that, at the time of writing of this report, that a Feasibility Study was underway.

•                  RPA recommends examining the sensitivity of the resource estimate to the effect of varying the Au:Ag ratio.

•                  Upon completion of open pit design, resources below the ultimate pit limits should be evaluated at varying cut- offs and examined for potential for underground mining.

REFERENCES

Pincock Allen & Holt, (August 2002): Audit of Resources at the Dolores Gold-Silver Project, Chihuahua, Mexico; Unpublished Report for Minefinders Corporation Ltd.

MRDI Canada, (October 30, 1998):            Dolores Scoping Study:      Unpublished Report for Minefinders Corporation Ltd.

Annual Information Form for year ending December 31, 2001 (October 2, 2002): Report filed on Sedar.

Annual Information Form for year ending December 31, 2003 (May 14, 2004): Report filed on Sedar.

Minefinders Corporation Ltd, (2003, 2004): Various Press Releases

SIGNATURE PAGE

This report titled Technical Report on the Mineral Resources Estimate For the Dolores Property, Mexico and dated November 16, 2004 was prepared by and signed by the following authors:

(signed)
Dated at Vancouver BC
November 16, 2004	David R. Rennie P. Eng
Consulting Geological Engineer

(signed)
Dated at Vancouver BC
November 16, 2004	C. Stewart Wallis P. Geo.
Consulting Geologist

CERTIFICATE OF QUALIFICATIONS

I, C. Stewart Wallis, P. Geo. do hereby certify that:

As an author of this TECHNICAL REPORT ON THE MINERAL RESOURCES ESTIMATE FOR THE DOLORES PROPERTY, MEXICO (Technical Report) dated November 16, 2004, I hereby make the following statements:

1.               I am a consulting geologist employed by:

Roscoe Postle Associates Inc.

Suite 2000, 1066 West Hastings Street

Vancouver, British Columbia, Canada

V6C 3X2.

2.               I graduated with a BSc. degree in Geology from the McMaster University in 1967.

3.               I am a member of the Association of Professional Engineers and Geoscientists of British Columbia and Saskatchewan, a Professional Geologist registered in the State of Wyoming, a member of the SME, a Certified Professional Geologist as recognized by the American Institute of Professional Geologists.

4.               I have worked as a geologist for a total of 36 years since my graduation from university.

5.               I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 -10 1.

6.               I am responsible for the overall preparation and for all sections of the Technical Report except the section entitled Mineral Resource Estimates. I visited the Dolores Property on March 25-26, 2003. Other Qualified Persons completed the Mineral Resource Sections.

7.               I have had no prior involvement with the property that is the subject of the Technical Report.

8.               I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.               I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.         I have read National Instrument 43-101 and Form 43-101FI, and the Technical Report has been prepared in compliance with that instrument and form.

11.         I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Vancouver
November 16, 2004

(signed)

C. Stewart Wallis P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, David W. Rennie, P. Eng., do hereby certify that:

As an author of this TECHNICAL REPORT ON THE MINERAL RESOURCES ESTIMATE FOR THE DOLORES PROPERTY, MEXICO (Technical Report) dated November 16, 2004, I hereby make the following statements:

1.               I am currently employed as a Consulting Geological Engineer by:

Roscoe Postle Associates Inc.

Suite 2000, 1066 West Hastings Street

Vancouver, British Columbia, Canada

V6C 3X2

2.               I graduated with a Bachelor of Applied Science degree in Geological Engineering from the University of British Columbia in 1979.

3.               I am a member of the Professional Association of Professional Engineers and Geoscientists of British Columbia (Reg. No. 13572).

4.               I have worked as a geological engineer for a total of 25 years since my graduation from university.

5.               I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 -101.

6.               I am responsible for the preparation of the section of the Technical Report entitled Mineral Resources Estimates.

7.               I have not visited the property.

8.               I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.               I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.         I have read National Instrument 43-101 and Form 43-101FI, and the Technical Report has been prepared in compliance with that instrument and form.

11.         I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Vancouver
November 16, 2004

(signed)

David W. Rennie P. Eng.

APPENDIX 1

HISTOGRAMS AND PROBABILITY PLOTS

Statistics - Samples

Statistics - Composites

APPENDIX 2

VARIOGRAMS

Variograms are shown for the three principal directions. Azimuth and plunge direction (AZI-PLUNGE) are shown in the header for each diagram.

Variograms

Log Variograms

APPENDIX 3

CUTTING CURVE

Cutting Curve (DH Hi Au)

Cutting Curve (DH Hi Ag)

Cutting Curve (DH Lo Au)

Cutting Curve (DH Lo Ag)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.
(Registrant)
Date November 14, 2006
By: /s/ Ronald J. Simpson Ronald J. Simpson Chief Financial Officer